                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 3)

                        Under the Securities Act of 1934

                       Trump Hotels & Casino Resorts, Inc.

                   -------------------------------------------
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share

                   -------------------------------------------
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    898168109
                   -------------------------------------------
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
                   -------------------------------------------
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:

                         [X]  Rule 13d-1(b)
                         [ ]  Rule 13d-1(c)
                         [ ]  Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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------------------                                             -----------------
CUSIP No 898168109                    13G/A                    Page 2 of 8 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
1       Name of Reporting Person   Steven A. Van Dyke

        I.R.S. Identification No. of Above Person       Not applicable
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group              (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               0

                     -----------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     1,392,575
                     -----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               0
                     -----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               1,392,575
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,392,575
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.32%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        IN, HC
--------------------------------------------------------------------------------


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------------------                                             -----------------
CUSIP No 898168109                         13G                 Page 3 of 8 Pages
------------------                                             -----------------

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1       Name of Reporting Person   Douglas P. Teitelbaum

        I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States

                     -----------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               0
                     -----------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     1,392,575
                     -----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               0
                     -----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               1,392,575

--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,392,575
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.32%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        IN, HC
--------------------------------------------------------------------------------


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------------------                                             -----------------
CUSIP No 898168109                         13G                 Page 4 of 8 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
1       Name of Reporting Person   Tower Investment Group, Inc.

        I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Florida
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power

                               1,392,575
                     -----------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by
                               0
                     -----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power

                               1,392,575
                     -----------------------------------------------------------
    Person With         8      Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,392,575
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.32%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        HC
--------------------------------------------------------------------------------


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------------------                                             -----------------
CUSIP No 898168109                        13G                  Page 5 of 8 Pages
------------------                                             -----------------

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1       Name of Reporting Person   Bay Harbour Management, L.C.

        I.R.S. Identification No. of Above Person   59-3418243
 -------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Florida
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power

                               1,392,575
                     -----------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by
                               0
                     -----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power

                               1,392,575
                     -----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0

--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,392,575

--------------------------------------------------------------------------------

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.32%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        IA
--------------------------------------------------------------------------------


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------------------                                             -----------------
CUSIP No 898168109                       13G                   Page 6 of 8 Pages
------------------                                             -----------------

     This Amendment No. 3 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on February 9, 1998 as amended on February 16, 1999 and February 10, 2000 (the "Schedule 13G"), by Bay Harbour Management, L.C., Tower Investment Group, Inc., as the majority stockholder of Bay Harbour, Steven A. Van Dyke, in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum, in his capacity as a stockholder of Tower. Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4(a) Amount Beneficially Owned:

Item 4(a) is hereby amended in its entirety to read as follows:

          As of December 31, 2000, Bay Harbour may be deemed to be the beneficial owner of 1,392,575 shares of Trump Common Stock as a result of voting and dispositive power that it held with respect to the 1,392,575 shares of Trump Common Stock held for the account of private investment funds and managed accounts.

          As of December 31, 2000, Tower may be deemed to be the beneficial owner of the 1,392,575 shares of Trump Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

          As of December 31, 2000, Mr. Van Dyke may be deemed beneficial owner of 1,392,575 shares of Trump Common Stock, deemed to beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.

          As of December 31, 2000, Mr. Teitelbaum may be deemed the beneficial owner of 1,392,575 shares of Trump Common Stock, deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b) Percent of Class:

          6.32%

Item 4(c) Number of shares as to which reporting persons have:

Item 4(c) is hereby amended in its entirety as follows:

          Number of shares as to which Bay Harbour has:
          (i)   sole power to vote or direct the vote: 1,392,575
          (ii)  shared power to vote or to direct the vote: 0
          (iii) the sole power to dispose of or to direct the disposition of:
                  1,392,575
          (iv)  shared power to dispose of or to direct the disposition of: 0


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------------------                                             -----------------
CUSIP No 898168109                       13G                   Page 7 of 8 Pages
------------------                                             -----------------

          Bay Harbour does not currently possess any rights to acquire additional shares of Trump Common Stock.

          Number of shares as to which Tower has:

          (i)   sole power to vote or direct the vote: 1,392,575
          (ii)  shared power to vote or to direct the vote: 0
          (iii) the sole power to dispose of or to direct the disposition of:
                  1,392,575
          (iv)  shared power to dispose of or to direct the disposition of: 0


          Tower does not currently possess any rights to acquire additional shares of Trump Common Stock.

          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote: 0
          (ii)  shared power to vote or to direct the vote: 1,392,575
          (iii) the sole power to dispose of or to direct the disposition of: 0
          (iv)  shared power to dispose of or to direct the disposition of:
                  1,392,575

          Mr. Van Dyke does not currently possess any rights to acquire additional shares of Trump Common Stock.

          Number of shares as to which Mr. Teitelbaum has:

          (i)   sole power to vote or direct the vote: 0
          (ii)  shared power to vote or to direct the vote: 1,392,575
          (iii) the sole power to dispose of or to direct the disposition of: 0
          (iv)  shared power to dispose of or to direct the disposition of:
                 1,392,575


          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Trump Common Stock.


Item 10. Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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------------------                                             -----------------
CUSIP No 898168109                       13G                   Page 8 of 8 Pages
------------------                                             -----------------
                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2002                       BAY HARBOUR MANAGEMENT, L.C.


                                 By:  /s/ Steven A. Van Dyke
                                    --------------------------------------------
                                     Name:   Steven A. Van Dyke
                                     Title:  President

Date: July 18, 2002                       TOWER INVESTMENT GROUP, INC.


                                 By:  /s/  Steven A. Van Dyke
                                    --------------------------------------------
                                     Name:   Steven A. Van Dyke
                                     Title:  President



Date: July 18, 2002                 /s/ Steven A. Van Dyke
                                 -----------------------------------------------
                                     Steven A. Van Dyke



Date: July 18, 2002                 /s/ Douglas P. Teitelbaum
                                 -----------------------------------------------
                                     Douglas P. Teitelbaum